SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30747; 812-14175]

Syntax Analytics, LLC and Syntax ETF Trust; Notice of Application

October 18, 2013

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company Act

of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and

rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections

17(a)(1) and (a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from

sections 12(d)(1)(A) and (B) of the Act.

Applicants: Syntax Analytics, LLC ("Syntax") and Syntax ETF Trust ("Trust").

Summary of Application: Applicants request an order that permits: (a) actively-managed series

of certain open-end management investment companies to issue shares ("Shares") redeemable in

large aggregations only ("Creation Units"); (b) secondary market transactions in Shares to occur

at negotiated market prices; (c) certain series to pay redemption proceeds, under certain

circumstances, more than seven days from the tender of Shares for redemption; (d) certain

affiliated persons of the series to deposit securities into, and receive securities from, the series in

connection with the purchase and redemption of Creation Units; and (e) certain registered

management investment companies and unit investment trusts outside of the same group of

investment companies as the series to acquire Shares.

Filing Dates: The application was filed on July 9, 2013 and amended on October 2, 2013.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on November 12, 2013,

and should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F

Street, NE, Washington, DC 20549-1090. Applicants, 110 East 59th Street, 33rd Floor, New

York, NY 10022.

For Further Information Contact: Jill Ehrlich, Senior Counsel, at (202) 551-6819 or David P.

Bartels, Branch Chief, at (202) 551-6821 (Division of Investment Management, Exemptive

Applications Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

1.   The Trust will be registered as an open-end management investment company under

the Act and is a statutory trust organized under the laws of Delaware. The Trust initially will

offer a newly created series (the "Initial Fund"), which applicants state will seek long-term

capital appreciation by investing in U.S. equity securities.

2.   Applicants state that Syntax, a Delaware limited liability company, will be

registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act") and will serve as investment adviser to the Initial Fund. The Adviser (as defined below) may retain investment advisers as sub-advisers (each, a "Sub-Adviser") in connection with the Funds (as defined below). Any Adviser will be registered under the Advisers Act, and any Sub-Adviser will be registered or not subject to registration under the Advisers Act. The principal underwriter and distributor ("Distributor") for each of the Funds will be a registered broker-dealer ("Broker") under the Securities Exchange Act of 1934 ("Exchange Act").

3.　Applicants request that the order apply to the Initial Fund as well as to future series of the Trust and any future open-end management investment companies or series thereof that would operate as actively-managed exchange-traded funds ("Future Funds"). Any Future Fund will (a) be advised by Syntax or an entity controlling, controlled by, or under common control with Syntax (the "Adviser") and (b) comply with the terms and conditions of the application.[1] The Initial Fund and Future Funds together are the "Funds."[2] Each Fund will operate as an actively managed exchange-traded fund ("ETF").

4.　Applicants state that the Funds may invest in equity securities ("Equity Funds") and/or fixed income securities ("Fixed Income Funds") traded in the U.S. or non-U.S. markets or a combination of equity and fixed income securities. Funds that invest in foreign equity and/or fixed income securities are "Foreign Funds." Foreign Funds may also include Funds that invest in a combination of foreign and domestic equity and/or fixed income securities. The Equity Funds and Fixed Income Funds that invest in domestic equity and/or fixed income securities together are "Domestic Funds." Applicants state that the Funds may also invest in a broad

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[1] All entities that currently intend to rely on the order are named as applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the application.

[2] Applicants further request that the order apply to any future Distributor, which would be a Broker and would comply with the terms and conditions of the application. Applicants state that a Distributor may be an affiliated person of the Adviser.

variety of other instruments[3] and that a Foreign Fund may invest a significant portion of its assets in depositary receipts representing foreign securities in which they seek to invest ("Depositary Receipts").[4] Applicants further state that, in order to implement each Fund's investment strategy, the Adviser and/or Sub-Advisers of a Fund may review and change the securities, other assets and other positions held by the Fund ("Portfolio Instruments") daily.

5.	With respect to section 12(d)(1), Applicants are requesting relief ("Fund of Funds Relief") to permit management investment companies and unit investment trusts ("UITs") registered under the Act that are not part of the same "group of investment companies," within the meaning of section 12(d)(1)(G)(ii) of the Act, as the Funds (such registered management investment companies are referred to as "Investing Management Companies," such UITs are referred to as "Investing Trusts," and Investing Management Companies and Investing Trusts are collectively referred to as "Funds of Funds"), to acquire Shares beyond the limitations in section 12(d)(1)(A) and to permit the Funds, and any principal underwriter for the Funds, and any Broker, to sell Shares beyond the limitations in section 12(d)(l)(B) to Funds of Funds. Applicants request that any exemption under section 12(d)(1)(J) from sections 12(d)(1)(A) and (B) apply to: (1) each Fund that is currently or subsequently part of the same "group of investment companies" as the Initial Fund within the meaning of section 12(d)(1)(G)(ii) of the Act, as well as any principal underwriter for the Funds and any Brokers selling Shares of a Fund to Funds of Funds; and (2) each Fund of Funds that enters into a participation agreement ("FOF

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[3] If a Fund invests in derivatives, then (a) the board of trustees ("Board") of the Fund will periodically review and approve the Fund's use of derivatives and how the Adviser assesses and manages risk with respect to the Fund's use of derivatives and (b) the Fund's disclosure of its use of derivatives in its offering documents and periodic reports will be consistent with relevant Commission and staff guidance.

[4] Depositary Receipts are typically issued by a financial institution, a "depositary," and evidence ownership in a security or pool of securities that have been deposited with the depositary. A Fund will not invest in any Depositary Receipts that the Adviser or Sub-Adviser deems to be illiquid or for which pricing information is not readily available. No affiliated persons of applicants or any Sub-Adviser will serve as the depositary bank for any Depositary Receipts held by a Fund.

Participation Agreement") with a Fund. "Funds of Funds" do not include the Funds. Each Investing Management Company's investment adviser within the meaning of section 2(a)(20)(A) of the Act is the "Fund of Funds Adviser." Similarly, each Investing Trust's sponsor is the "Sponsor." Applicants represent that each Fund of Funds Adviser will be registered as an investment adviser under the Advisers Act and that no Fund of Funds Adviser or Sponsor will control, be controlled by, or be under common control with the Adviser.[5]

6.   Each Fund will issue, on a continuous offering basis, its Shares in one or more groups of a fixed number of Shares (e.g., at least 25,000 Shares). Applicants believe that a conventional trading range will be between $20-$100 per Share. All orders to purchase Creation Units must be placed with the Distributor by or through a party that has entered into a participant agreement with the Distributor and the transfer agent of the Fund ("Authorized Participant") with respect to the creation and redemption of Creation Units. An Authorized Participant is either: (a) a Broker or other participant in the Continuous Net Settlement System of the National Securities Clearing Corporation ("NSCC"), a clearing agency registered with the Commission or (b) a participant in the Depository Trust Company, New York, New York ("DTC," and such participant, "DTC Participant").

7.   In order to keep costs low and permit each Fund to be as fully invested as possible, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments ("Deposit Instruments"), and shareholders redeeming their

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[5] A Fund of Funds may rely on the order only to invest in Funds and not in any other registered investment company.

Shares will receive an in-kind transfer of specified instruments ("Redemption Instruments").[6]

On any given Business Day[7] the names and quantities of the instruments that constitute the

Deposit Instruments and the names and quantities of the instruments that constitute the

Redemption Instruments will be identical, and these instruments may be referred to, in the case

of either a purchase or redemption, as the "Creation Basket." In addition, the Creation Basket

will correspond pro rata to the positions in a Fund's portfolio (including cash positions),[8] except:

(a) in the case of bonds, for minor differences when it is impossible to break up bonds beyond

certain minimum sizes needed for transfer and settlement; (b) for minor differences when

rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;[9] or

(c) TBA Transactions,[10] short positions and other positions that cannot be transferred in kind[11]

will be excluded from the Creation Basket.[12] If there is a difference between NAV attributable

to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the

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[6] The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act of 1933 ("Securities Act"). In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to rule l44A under the Securities Act, the Funds will comply with the conditions of rule 144A.

[7] Each Fund will sell and redeem Creation Units on any day the Trust is open, including as required by section 22(e) of the Act (each, a "Business Day").

[8] The portfolio used for this purpose will be the same portfolio used to calculate the Fund's net asset value ("NAV") for that Business Day.

[9] A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

[10] A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree on general trade parameters such as agency, settlement date, par amount and price.

[11] This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

[12] Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Balancing Amount (as defined below).

Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the "Balancing Amount").

8. Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances: (a) to the extent there is a Balancing Amount, as described above; (b) if, on a given Business Day, a Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash; (c) if, upon receiving a purchase or redemption order from an Authorized Participant, a Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash; (d) if, on a given Business Day, a Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC or DTC; or (ii) in the case of Foreign Funds, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or (e) if a Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Foreign Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.[13]

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[13] A "custom order" is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

9.   Each Business Day, before the open of trading on a national securities exchange, as defined in section 2(a)(26) of the Act ("Exchange"), on which Shares are listed, each Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Balancing Amount (if any), for that day. The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket. The Exchange will disseminate every 15 seconds throughout the trading day an amount representing, on a per Share basis, the sum of the current value of the Portfolio Instruments that were publicly disclosed prior to the commencement of trading in Shares on the Exchange.

10.   Transaction expenses, including operational processing and brokerage costs, may be incurred by a Fund when investors purchase or redeem Creation Units "in-kind" and such costs have the potential to dilute the interests of the Fund's existing Beneficial Owners. Accordingly, applicants state that each Fund may impose purchase or redemption transaction fees ("Transaction Fees") in connection with effecting such purchases or redemptions. Applicants further state that, because the Transaction Fees are intended to defray the transaction expenses, as well as to prevent possible shareholder dilution resulting from the purchase or redemption of Creation Units, the Transaction Fees will be borne only by purchasers or redeemers of Creation Units and will be limited to amounts that have been determined appropriate by the Fund.[14] The Distributor will be responsible for delivering a Fund's current prospectus ("Prospectus") or

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[14] In those instances in which a Fund permits an "in-kind" purchaser to substitute cash in lieu of depositing one or more of the requisite Deposit Instruments or Redemption Securities, the purchaser or seller may be assessed a higher Transaction Fee on the "cash in lieu" portion of its investment to cover the cost of purchasing the necessary securities, including operational processing and brokerage costs, and part or all of the spread between the expected bid and offer side of the market relating to such Deposit Instruments or Redemption Instruments. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

Summary Prospectus, if applicable, to purchasers of Shares in Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.

11.   Shares will be listed and traded at negotiated prices on an Exchange and traded in the secondary market. When NYSE Arca, Inc. is the principal secondary market on which the Shares are listed and traded (the "Primary Listing Exchange"), it is expected that one or more Exchange member firms will be designated by the Exchange to act as a market maker (a "Market Maker").[15] The price of Shares trading on the Exchange will be based on a current bid/offer in the secondary market. Transactions involving the purchases and sales of Shares on the Exchange will be subject to customary brokerage commissions and charges.

12.   Applicants expect that purchasers of Creation Units will include institutional investors and arbitrageurs. Market Makers, acting in their role to provide a fair and orderly secondary market for Shares, also may purchase Creation Units for use in their own market making activities. Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors.[16] Applicants expect that arbitrage opportunities created by the ability to continually purchase or redeem Creation Units should ensure that the Shares will not trade at a material discount or premium in relation to their NAV.

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[15] If Shares are listed on The NASDAQ Stock Market LLC ("Nasdaq") or a similar electronic Exchange (including NYSE Arca, Inc.), one or more member firms of that Exchange will act as Market Maker and maintain a market for Shares trading on that Exchange. On Nasdaq, no particular Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Market Makers must be registered in Shares to maintain a listing. In addition, on Nasdaq and NYSE Arca, Inc., registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Market Maker will be an affiliated person, or a second-tier affiliate, of the Funds, except within section 2(a)(3)(A) or (C) of the Act due solely to ownership of Shares as discussed below.

[16] Shares will be registered in book-entry form only. DTC or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC Participants.

13.   Shares will not be individually redeemable, and only Shares combined into Creation Units of a specified size will be redeemable. Redemption requests must be placed by or through an Authorized Participant.

14.   Neither the Trust nor any Fund will be marketed or otherwise held out as a "mutual fund." Instead, each Fund will be marketed as an "actively-managed exchange-traded fund." In any advertising material where features of obtaining, buying or selling Shares traded on the Exchange are described there will be an appropriate statement to the effect that Shares are not individually redeemable.

15.   On each Business Day, before the commencement of trading in Shares on the Fund's Primary Listing Exchange, the Fund will disclose on the Trust's website ("Website") the identities and quantities of the Portfolio Instruments that will form the basis of the Fund's calculation of NAV at the end of the Business Day, the Fund's per Share NAV and the market closing price or the midpoint of the bid/ask spread at the time of the calculation of such NAV ("Bid/Ask Price"), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV, all as of the prior Business Day.[17]

Applicants' Legal Analysis:

1.   Applicants request an order under section 6(c) of the Act for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and (B) of the Act.

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[17] Under accounting procedures followed by the Funds, trades made on the prior Business Day ("T") will be booked and reflected in NAV on the current Business Day ("T+1"). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

2.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction, or any class of persons, securities or transactions, from any provisions of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.

Sections 5(a)(1) and 2(a)(32) of the Act

3.   Section 5(a)(1) of the Act defines an "open-end company" as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately a proportionate share of the issuer's current net assets, or the cash equivalent. Because Shares will not be individually redeemable, applicants request an order that would to permit the Trust to register as an open-end management investment company and issue Shares that are redeemable in Creation Units only. Applicants state that investors may purchase Shares in Creation Units from each Fund and redeem Creation Units from each Fund.

Applicants further state that, because of the arbitrage possibilities created by the redeemability of Creation Units, they expect that the market price of individual Shares will not deviate materially from NAV.

Section 22(d) of the Act and Rule 22c-1 under the Act

4.   Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security that is currently being offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on its NAV. Applicants state that secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV. Thus, purchases and sales of Shares in the secondary market will not comply with section 22(d) of the Act and rule 22c-1 under the Act. Applicants request an exemption under section 6(c) from these provisions.

5.   Applicants state that, while there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been designed to (a) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (b) to prevent unjust discrimination or preferential treatment among buyers and (c) to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.

6.   Applicants assert that the protections intended to be afforded by section 22(d) and rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares. Applicants state that (a) secondary market

trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares and (b) to the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces but do not occur as a result of unjust or discriminatory manipulation. Finally, applicants assert that competitive forces in the marketplace should ensure that the margin between NAV and the price for the Shares in the secondary market remains narrow.

Section 22(e) of the Act

7.   Section 22(e) of the Act generally prohibits a registered investment company from suspending the right of redemption or postponing the date of payment of redemption proceeds for more than seven days after the tender of a security for redemption. Applicants observe that settlement of redemptions for Foreign Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which those Funds invest. Applicants have been advised that the delivery cycles for transferring Redemption Instruments to redeeming investors, coupled with local market holiday schedules, will require a delivery process longer than seven calendar days. Applicants therefore request relief from the requirement imposed by section 22(e) to provide payment or satisfaction of redemptions within seven (7) calendar days following the tender of a Creation Unit of such Funds.[18]

8.   Applicants state that section 22(e) was designed to prevent unreasonable, undisclosed and unforeseen delays in the actual payment of redemption proceeds. Applicants assert that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units. Applicants

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[18] Applicants acknowledge that no relief obtained from the requirements of section 22(e) will affect any obligations that it may otherwise have under rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.

state that allowing redemption payments for Creation Units of a Fund to be made within a maximum of 14 calendar days would not be inconsistent with the spirit and intent of section 22(e). Applicants represent that each Fund's prospectus and/or statement of additional information will identify those instances in a given year where, due to local holidays, more than seven calendar days, up to a maximum of fourteen (14) calendar days, will be needed to deliver redemption proceeds and will list such holidays. Applicants are not seeking relief from section 22(e) with respect to Foreign Funds that do not effect redemptions in-kind.

Section 12(d)(1) of the Act

9.   Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter, or any other broker or dealer from selling its shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally.

10.   Applicants request relief to permit Funds of Funds to acquire Shares in excess of the limits in section 12(d)(1)(A) of the Act and to permit the Funds, their principal underwriters and any Broker to sell Shares to Funds of Funds in excess of the limits in section 12(d)(l)(B) of the Act. Applicants submit that the proposed conditions to the requested relief address the

concerns underlying the limits in section 12(d)(1), which include concerns about undue

influence, excessive layering of fees and overly complex structures.

11.   Applicants submit that certain of their proposed conditions address concerns

about potential for undue influence. To limit the control that a Fund of Funds may have over a

Fund, applicants propose a condition prohibiting the Fund of Funds Adviser, Sponsor, any

person controlling, controlled by, or under common control with the Fund of Funds Adviser or

Sponsor, and any investment company or issuer that would be an investment company but for

sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Fund of Funds Adviser,

the Sponsor, or any person controlling, controlled by, or under common control with the Fund of

Funds Adviser or Sponsor ("Fund of Funds Advisory Group") from controlling (individually or

in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The same prohibition

would apply to any sub-adviser to an Investing Management Company ("Fund of Funds Sub-

Adviser"), any person controlling, controlled by or under common control with the Fund of

Funds Sub-Adviser, and any investment company or issuer that would be an investment

company but for sections 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or

issuer) advised or sponsored by the Fund of Funds Sub-Adviser or any person controlling,

controlled by or under common control with the Fund of Funds Sub-Adviser ("Fund of Funds

Sub-Advisory Group").

12.   Applicants propose a condition to ensure that no Fund of Funds or Fund of Funds

Affiliate[19] (except to the extent it is acting in its capacity as an investment adviser to a Fund) will

cause a Fund to purchase a security in an offering of securities during the existence of an

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[19] A "Fund of Funds Affiliate" is any Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor, promoter or
principal underwriter of a Fund of Funds, and any person controlling, controlled by or under common control with
any of these entities. A "Fund Affiliate" is the Adviser, Sub-Adviser, promoter, or principal underwriter of a Fund
or any person controlling, controlled by or under common control with any of these entities.

underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate ("Affiliated Underwriting").[20]

13.   Applicants propose several conditions to address the potential for layering of fees. Applicants note that the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not "interested persons" within the meaning of section 2(a)(19) of the Act ("independent Board members"), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. Applicants also state that any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.[21]

14.   In order to address concerns about complexity, Applicants propose condition B.12, which will prohibit Funds from acquiring securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting a Fund to purchase shares of other investment companies for short-term cash management purposes.

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[20] An "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Fund of Funds Adviser, Fund of Funds Sub-Adviser, employee or Sponsor of the Fund of Funds, or a person of which any such officer, director, member of an advisory board, Fund of Funds Adviser, Fund of Funds Sub-Adviser, employee or Sponsor is an affiliated person (except any person whose relationship to the Fund is covered by section 10(f) of the Act is not an Underwriting Affiliate).

[21] Any reference to NASD Conduct Rule 2830 includes any successor or replacement rule that may be adopted by the Financial Industry Regulatory Authority.

15.   Finally, each Fund of Funds must enter into an FOF Participation Agreement with the respective Funds, which will include an acknowledgement from the Fund of Funds that it may rely on the order only to invest in a Fund and not in any other investment company.

Sections 17(a)(1) and (2) of the Act

16.   Section 17(a) of the Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such a person ("second tier affiliate"), from selling any security to or purchasing any security from the company. Section 2(a)(3) of the Act defines "affiliated person" to include any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person and any person directly or indirectly controlling, controlled by, or under common control with, the other person. Section 2(a)(9) of the Act defines "control" as the power to exercise a controlling influence over the management or policies of a company and provides that a control relationship will be presumed where one person owns more than 25% of another person's voting securities. Each Fund may be deemed to be controlled by the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser (an "Affiliated Fund").

17.   Applicants request an exemption under sections 6(c) and 17(b) of the Act from sections 17(a)(1) and 17(a)(2) of the Act to permit in-kind purchases and redemptions of Creation Units by persons that are affiliated persons or second tier affiliates of the Funds solely by virtue of one or more of the following: (a) holding 5% or more, or in excess of 25% of the outstanding Shares of one or more Funds; (b) having an affiliation with a person with an ownership interest described in (a); or (c) holding 5% or more, or more than 25% of the Shares

17

of one or more Affiliated Funds.[22] Applicants also request an exemption in order to permit a Fund to sell its Shares to and redeem its Shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with, certain Funds of Funds of which the Funds are affiliated persons or second-tier affiliates.[23]

18.   Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. The deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be the same for all purchases and redemptions. Deposit Instruments and Redemption Instruments will be valued in the same manner as those Portfolio Instruments currently held by the relevant Funds, and the valuation of the Deposit Instruments and Redemption Instruments will be made in the same manner and on the same terms for all, regardless of the identity of the purchaser or redeemer. Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching of the Fund.

19.   Applicants also submit that the sale of Shares to and redemption of Shares from a Fund of Funds meets the standards for relief under sections 17(b) and 6(c) of the Act. Applicants note that any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the

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[22] Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds because the Adviser, or an entity controlling, controlled by or under common control with the Adviser is also an investment adviser to the Fund of Funds.

[23] To the extent that purchases and sales of Shares occur in the secondary market (and not through principal transactions directly between a Fund of Funds and a Fund), relief from section 17(a) would not be necessary. The requested relief is intended to cover, however, transactions directly between Funds and Funds of Funds.

Fund's registration statement.[24] The FOF Participation Agreement will require any Fund of

Funds that purchases Creation Units directly from a Fund to represent that the purchase of

Creation Units from a Fund by a Fund of Funds will be accomplished in compliance with the

investment restrictions of the Fund of Funds and will be consistent with the investment policies

set forth in the Fund of Fund's registration statement. Applicants also state that the relief

requested is appropriate in the public interest and consistent with the protection of investors and

the purposes fairly intended by the policy and provisions of the Act.

Applicants' Conditions:

Applicants agree that any order of the Commission granting the requested relief will be

subject to the following conditions:

A.   ETF Relief

1.   The requested relief to permit ETF operations will expire on the effective date of

any Commission rule under the Act that provides relief permitting the operation of actively-

managed ETFs.

2.   As long as a Fund operates in reliance on the requested order, the Shares of the

Fund will be listed on an Exchange.

3.   Neither the Trust nor any Fund will be advertised or marketed as an open-end

investment company or a mutual fund. Any advertising material that describes the purchase or

sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not

individually redeemable and that owners of the Shares may acquire Shares from the Fund and

tender Shares for redemption to the Fund in Creation Units only.

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[24] Applicants acknowledge that the receipt of compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of Shares of the Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to a Fund of Funds, may be prohibited by section 17(e)(1) of the Act. The FOF Participation Agreement also will include this acknowledgment.

4.   The Website, which is and will be publicly accessible at no charge, will contain, on a per Share basis for the Fund, the prior Business Day's NAV and the market closing price or Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

5.   No Adviser or Sub-Adviser, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly.

6.   On each Business Day, before the commencement of trading in Shares on the Fund's Primary Listing Exchange, the Fund will disclose on the Website the identities and quantities of the Portfolio Instruments that will form the basis of the Fund's calculation of NAV at the end of the Business Day.

B.   Section 12(d)(1) Relief

1.   The members of the Fund of Funds Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The members of the Fund of Funds Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Fund of Funds Advisory Group or the Fund of Funds Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund's Shares. This condition does not apply to the Fund of Funds Sub-Advisory Group with respect to a Fund for which the Fund of Funds Sub-Adviser

or a person controlling, controlled by or under common control with the Fund of Funds Sub-Adviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

2.   No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in a Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Fund or a Fund Affiliate.

3.   The board of directors or trustees of an Investing Management Company, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to ensure that the Fund of Funds Adviser and any Fund of Funds Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or a Fund of Funds Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.   Once an investment by a Fund of Funds in the Shares of a Fund exceeds the limit in section 12(d)(1)(A)(i) of the Act, the Board, including a majority of the independent Board members, will determine that any consideration paid by the Fund to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.   The Fund of Funds Adviser, or trustee or Sponsor of an Investing Trust, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least

equal to any compensation (including fees received pursuant to any plan adopted by a Fund pursuant to rule 12b-1 under the Act) received from a Fund by the Fund of Funds' Adviser, or trustee or Sponsor of the Investing Trust, or an affiliated person of the Fund of Funds' Adviser, or trustee or Sponsor of the Investing Trust, other than any advisory fees paid to the Fund of Funds' Adviser, or trustee, or Sponsor of an Investing Trust, or its affiliated person by the Fund, in connection with the investment by the Fund of Funds in the Fund. Any Fund of Funds Sub-Adviser will waive fees otherwise payable to the Fund of Funds Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Fund of Funds Sub-Adviser, or an affiliated person of the Fund of Funds Sub-Adviser, other than any advisory fees paid to the Fund of Funds Sub-Adviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Fund of Funds Sub-Adviser. In the event that the Fund of Funds Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6. No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7. The Board, including a majority of the independent Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by a Fund of Funds in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment

by the Fund of Funds in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of beneficial owners of the Fund.

8.　　　Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by a Fund of Funds in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the Board's determinations were made.

9.　　　Before investing in a Fund in excess of the limits in section 12(d)(1)(A), a Fund of Funds will execute a FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Shares of a Fund in excess of the limit in section 12(d)(1)(A)(i), a Fund of Funds will notify the Fund of the investment. At such time, the Fund of Funds will also transmit to the Fund a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Fund of Funds will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.   Before approving any advisory contract under section 15 of the Act, the board of directors or trustees of each Investing Management Company, including a majority of the independent directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.   Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.   No Fund will acquire securities of an investment company or company relying on

section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the

Act, except to the extent permitted by exemptive relief from the Commission permitting a Fund

to purchase shares of other investment companies for short-term cash management purposes.

For the Commission, by the Division of Investment Management, under delegated

authority.

Kevin M. O'Neill
Deputy Secretary